LANHAM & LANHAM, LLC
A PROFESSIONAL LAW FIRM
28652 Oso Parkway                                      Telephone: (949) 933-1964
Suite D                                                Facsimile: (949) 666-5006
Rancho Santa Margarita, California 92688

August 28, 2012

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Scot Foley

RE:  Caribbean Pacific Marketing, Inc.
     File No. 333-180008 (Form S-1/A4)

Dear Mr. Foley:

In response to your comment letter dated August 21, 2012, the Registrant has filed Amendment No. 7 to its Registration Statement. We have corrected the audited financial statements date on Page 28 as requested in the sole comment.

In accordance with Rule 461 [17 CFR 230.461] the Registrant hereby requests acceleration of the effective date of the above-referenced Registration Statement to 9:00 am EDT on August 29, 2012. There are no underwriters involved with this Offering. The Registrant is aware of its responsibilities under the securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of its securities as specified in the above-referenced Registration Statement.

In making this acceleration request, the Registrant hereby acknowledges:

     1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Very truly yours,


/s/ Randall Lanham
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Randall Lanham, Esq.
Lanham & Lanham, LLC